SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of October, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒           Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                 No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR THE MONTH OF SEPTEMBER 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 10/8/2008
By:/s/ Victor Vial
Name: Victor Vial
Title: CFO

PRESS RELEASE	CONTACT:	Joseph Putaturo - Panamá
Director-Investor Relations
(507) 304-2677

COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR SEPTEMBER 2008

Panama, October 8, 2008 - Copa Holdings, S.A. (NYSE: CPA), and its Copa Airlines and Aero Republica operating subsidiaries, today released preliminary passenger traffic statistics for September 2008:

	September	September	Change
Copa Holdings (Consolidated)	2008	2007	(%)
ASM (mm) (1)	742.8	688.3	7.9%
RPM (mm) (2)	540.2	474.5	13.8%
Load Factor (3)	72.7%	68.9%	3.8 p.p.
Copa Airlines
ASM (mm) (1)	624.1	561.7	11.1%
RPM (mm) (2)	472.5	407.4	16.0%
Load Factor (3)	75.7%	72.5%	3.2 p.p.
Aero Republica
ASM (mm) (1)	118.7	126.6	-6.3%
RPM (mm) (2)	67.7	67.1	0.9%
Load Factor (3)	57.1%	53.0%	4.1 p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers.
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized.

For the month of September 2008, Copa Holdings’ system-wide passenger traffic (RPM) increased 13.8%, while capacity (ASM) increased 7.9%. System load factor for September 2008 was 72.7%, a 3.8 percentage point increase when compared to September 2007.

Copa Airlines passenger traffic (RPM) for September 2008 increased 16.0%, while capacity (ASM) increased 11.1%. This resulted in a load factor of 75.7%, a 3.2 percentage point increase when compared to September 2007.

Aero Republica passenger traffic (RPM) for September 2008 increased 0.9%, while capacity (ASM) decreased 6.3%. Load factor for the month was 57.1%, a 4.1 percentage point increase when compared to September 2007. Capacity reduction came mainly as a result of Aero Republica’s ongoing transition to smaller gauge EMBRAER-190 aircraft.

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 136 daily scheduled flights to 42 destinations in 22 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena and Medellin. Additionally, in May 2008, Aero Republica increased international service by launching direct daily flights to Caracas, Venezuela from the cities of Bogota and Medellin.

CPA-G